August 13, 2024

Raul Parra
Chief Financial Officer and Treasurer
MERIT MEDICAL SYSTEMS INC
1600 West Merit Parkway
South Jordan , Utah 84095

       Re: MERIT MEDICAL SYSTEMS INC
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed February 28, 2024
           File No. 000-18592
Dear Raul Parra:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services